UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 23, 2023, JX Luxventure Limited (the “Company”) received a letter (the “Compliance Letter”) from the Nasdaq Hearings Panel (the “Panel”) notifying the Company that, as determined by the Listing Qualifications Department of The Nasdaq Stock Market LLC, the Company cured deficiency with a minimum bid price of $1.00 per share requirement (the “Minimum Bid Requirement”) for continued listing on The Nasdaq Capital Market (“Nasdaq”) and that the hearing previously scheduled for May 25, 2023 (the hearing was related to regaining compliance with the Minimum Bid Requirement) has been canceled. The Compliance Letter also stated that the Company is in compliance with all applicable listing standards and that its stock will continue to be listed and traded on Nasdaq.

On May 24, 2023, the Company issued a press release announcing that it received the Compliance Letter from the Panel stating that it cured deficiency with the Minimum Bid Requirement and that the hearing was canceled. This press release is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2023	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated May 24, 2023

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